Mail Stop 3561

September 23, 2008

John D. Erickson
President and Chief Executive Officer
Otter Tail Corporation
215 South Cascade Street
Box 496
Fergus Falls, Minnesota   56538-0496

      Re: Otter Tail Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2007
             Filed February 29, 2008
             Definitive Proxy Statement on Schedule 14A
             Filed March 3, 2008
             File No. 000-00368

Dear Mr. Erickson:

      We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

Outstanding Voting Shares, page 2

1. Footnote 2 to the table under this heading states that Mr. Gates has sole voting and investment power with respect to the shares owned by Cascade Investment L.L.C.; however, the Schedule 13G filed by Cascade Investment L.L.C. on February 14, 2006 states (on page 5 of 7) that Michael Larson, the business manager of Cascade, has voting and investment power with respect to the shares held by Cascade. Please revise your disclosure or tell us why a revision is unnecessary.

Director Compensation, page 6

Director Compensation Table, page 6

2. It appears from your footnote disclosure that directors have outstanding stock options as well as outstanding stock awards. Please present in separate columns the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R for stock awards and stock options. Refer to Item 402(k)(2) of Regulation S-K.

Security Ownership of Directors and Officers, page 7

Section 16(a) Beneficial Ownership Reporting Compliance, page 8

3. We note your disclosure that you relied on the certification of your directors and officers to support your belief that all directors and officers complied with all Section 16(a) filing requirements. Please state whether you reviewed the Forms 3, 4 and 5 of your directors and officers. Refer to Item 405(a) of Regulation S-K.

Compensation Discussion and Analysis, page 8

Purpose and Philosophy, page 8

4. Please identify each of the companies against which you benchmarked compensation.

Annual Cash Incentive, page 9

5. You state that, with the exception of the return on equity performance measure, you do not disclose the precise targets for each element of annual cash incentive. We note your statement that disclosure of these measures would result in a

competitive disadvantage. Please provide us with a copy of your competitive harm analysis for this determination as well as the determination with respect to the performance measures for Mr. C. MacFarlane. Refer to Instruction 4 to Item 402(b) of Regulation S-K and our answer to Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.

In addition, it appears that the targeted return on equity is 11% but you do not set forth the threshold, or minimum, performance level nor do you state the maximum performance level for this measure. Please separately disclose the threshold, target and maximum amount for the return on equity performance measure under this heading.

Fees for Professional Services, page 19

6.   We note the disclosure regarding tax planning in footnotes (e) and (f) to the table setting forth fees for professional services. Please separately disclose under the caption "Tax Fees" the aggregate fees billed for tax compliance, tax advice and tax planning for the required periods. Refer to Item 14 of Form 10-K and Item 9(e) of Schedule 14A.

Compensation Committee Interlocks and Inside Participation

7.   Please provide the disclosure required by Item 407(e)(4) of Regulation S-K.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director